UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 22)*


Tennant Company
(Name of Issuer)

Common
(Title of Class of Securities)

880345103
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendmentcontaining information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



13G
CUSIP No.  880345103

1.
Names of Reporting Persons.
U.S. Bancorp
601 2nd Ave. South
Minneapolis, MN  55402-4302

I.R.S. Identification Nos. of above persons (entities only).
41-0255900


2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []



3.
SEC Use Only



4.
Citizenship or Place of Organization
Delaware, U.S.A.



Number of Shares Beneficially Owned by Each Reporting Person
With:
	5. Sole Voting Power: 15,934
	6. Shared Voting Power: 692,654
	7. Sole Dispositive Power: 9,057
	8. Shared Dispositive Power: 706,747


9.
Aggregate Amount Beneficially Owned by Each Reporting Person
716,224


10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)
[ ]


11.
Percent of Class Represented by Amount in Row (9)
8.17%



12.
Type of Reporting Person (See Instructions)
H.C.





13G
CUSIP No.  880345103


1.
Names of Reporting Persons.
U.S. Bank,  National Association

I.R.S. Identification Nos. of above persons (entities only).
41-0417860


2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]


3.
SEC Use Only


4.
Citizenship or Place of Organization
United States



Number of Shares Beneficially Owned by Each Reporting Person
With:
	5. Sole Voting Power:   14,513
	6. Shared Voting Power: 692,654
	7. Sole Dispositive Power: 7,636
	8. Shared Dispositive Power: 706,747

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
714,803









10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)
[]


11.
Percent of Class Represented by Amount in Row (9)
7.92%



12.
Type of Reporting Person (See Instructions)
BK




Item 1.
(a)
Name of Issuer
Tennant Company

(b)
Address of Issuer's Principal Executive Offices
Tennant Company
701 North Lilac Drive
Minneapolis, MN  55440


Item 2.
(a)
Name of Person Filing
U.S. Bancorp

U.S. Bank, National Association

(b)
Address of Principal Business Office or, if none, Residence
U.S. Bancorp
601 2nd Ave South
Minneapolis, MN  55402

U.S. Bank
601 2nd Ave South
Minneapolis, MN  55402


(c)
Citizenship
U.S. Bancorp:  Delaware

U.S. Bank, National Association:  United States

(d)
Title of Class of Securities
Common

(e)
CUSIP Number
880345103


Item 3.
The person filing is a:
U.S. Bancorp:  Parent Holding Company

U.S. Bank, National Association:  Bank


Item 4.
Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)
Amount beneficially owned: 716,224
(b)
Percent of class: 8.17%

(c)
Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote: 15,934
	(ii) Shared power to vote or to direct vote: 692,654
	(iii) Sole power to dispose or to direct the disposition of: 9,057
	(iv) Shared power to dispose or to direct the disposition of: 706,747

Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].



Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Accounts or persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. To our knowledge no such interest of any account or person relates to more than 5% of the class.


Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
See Exhibit A


Item 8.
Identification and Classification of Members of the Group
Not applicable



Item 9.
Notice of Dissolution of Group
Not applicable



Item 10.
Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/12/02
Date

_________________________________
Signature

Beverly Antonich, Vice President
Name/Title